EXHIBIT 99.1

Homes England appoints Stantec to Development and Regeneration Technical Services Framework

EDMONTON, Alberta, NEW YORK and LONDON, May 05, 2023 (GLOBE NEWSWIRE) -- TSX, NYSE:STN

Stantec, a global leader in sustainable design and engineering, has been appointed to Homes England’s Development and Regeneration Technical Services (DaRTS) Framework. The firm now provides its entire range of interdisciplinary services for the Government’s housing and regeneration agency within the framework’s first Lot.

DaRTS is a national framework agreement of multidisciplinary professional and technical service providers for Homes England’s projects over the next four years. Those appointed will have the opportunity to work on a range of schemes helping to accelerate housebuilding and address the current housing shortfall in England.

Stantec’s appointment to the framework comes on the back of years of success working with Homes England on residential projects and helping support the creation of sustainable, resilient communities across the country. The Company will build on this over the next four years, drawing from its extensive network of locations in England and its global expertise to support Homes England in addressing the growing need for new housing.

In 2022, Stantec acquired Barton Willmore, a leading planning and development consultancy. The firm’s combined expertise contributed to the preparation of the bid for Homes England. This showcased Stantec’s expanded offering, interdisciplinary capabilities, and ability to boost levels of social value and sustainability on projects.

Stantec’s resources will support the agency’s expanded remit, which covers regeneration as well as the Levelling Up agenda. Levelling Up is the UK Government’s drive to improve services, facilities, and infrastructure, with the aim of generating growth and spreading prosperity to all parts of the country.

In addition to being appointed as a non-mandatory services provider on DaRTS, Stantec is now eligible to be one of Homes England’s directly appointed suppliers for projects until the Framework’s end in 2027.

Commenting on Stantec’s appointment Susan Emmett, the company’s director of client accounts and growth for the UK Community Development Team, said: “We’ve worked with Homes England for more than 12 years, helping accelerate the delivery of responsible, resilient housing across the country.

“This is a fantastic win for our teams, and we’re excited to demonstrate how our newly evolved Community Development offering is perfectly positioned to address the country’s current and future housing challenges. Many local authorities across the country have already benefited from our unique and people-driven approach to projects, and we’re looking forward to forging new relationships as part of this framework.”

Ron Henry, Stantec director of growth and integration, UK Community Development, added: “Supporting liveability and protecting people’s health, happiness and wellbeing will be put at the heart of any projects we work on as part of this framework. Whether that’s by encouraging active travel, creating safer streets, protecting blue and green spaces, supporting biodiversity or by being more environmentally responsible, we must always think about our long-term impact.

“With the recently acquired skills from Barton Willmore, Stantec’s community development offering has never been stronger in the UK. This appointment has come at the perfect time for those looking for technical and creative expertise as well as exceptional, forward-thinking plans.”

For more information about Stantec and its range of interdisciplinary services, visit www.stantec.com/uk.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve because they’re our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate towards a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements regarding the projects described above. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the projects described above may be delayed, cancelled, suspended, or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the projects referred to above and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

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